EXHIBIT 3.1

CERTIFICATE OF AMENDMENT TO

THE AMENDED AND RESTATED BYLAWS OF

AXIM BIOTECHNOLOGIES, INC.

The undersigned hereby certifies that:

1.He is the duly elected, qualified and acting Secretary of AXIM Biotechnologies, Inc., a Nevada corporation (the “Company”), and in charge of the corporate minute book and corporate records of the Company.

2.On July 21, 2020, the Board of Directors, pursuant to its authority granted in Article IX, Section 2 of the Amended and Restated Bylaws of the Company (the “Bylaws”), approved amendments to the Bylaws of the Company (the “Bylaws”), as follows:

3.Article III, Section 2 of the Bylaws shall be superseded and replaced, to remove reference to the Series B Directors, as follows:

Section 2NUMBER OF DIRECTORS. The number of authorized directors shall be fixed at seven (7) directors, which shall be comprised of up to Four (4) Series C Directors. Any vacancy in the aforementioned four Series C Director seats may only be filled by the holders of a majority of the Series C Preferred Stock. Any or all of the four Series C Director seats authorized under this Article III, Section 2 shall be considered vacant whether such vacancy exists by reason of a Series C Director having never been elected to any such authorized seat(s), death, resignation, disqualification, removal or otherwise, and may only be filled by the holders of a majority of the Series C Preferred Stock. There shall be no requirement to fill the four authorized Series C Director seats, provided however, the Board must be comprised of at least one (1) director. No increase or decrease in the number of authorized Series C Directors shall be permitted without the consent of the holders of a majority of the Series C Preferred Stock.

4.The last two sentences of Article III, Section 3 of the Bylaws shall be eliminated, thus removing the following:

~~In addition, the terms, conditions and procedures for challenging the independence of a fourth Series C Director is also only governed by the Series C certificate of designation and such right to challenge is conferred only upon the holders of the Series B Preferred Stock. As such, the right to challenge the independence of a fourth Series C Director may be waived or not enforced by the holders of the Series B Preferred Stock in their sole and absolute discretion. Any such waiver or decision not to enforce the requirement that a fourth Series C Director be independent shall not serve to convey any such right upon any other shareholders of the Company~~.

5.Article III, Section 4 of the Bylaws shall be superseded and replaced, to remove reference to the Series B Directors, as follows:

Section 4RESIGNATION AND REMOVAL OF DIRECTORS. Any director may resign effective upon giving written notice to the chairman of the board, the president, the secretary or the board of directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation, in which case such resignation shall be effective at the time specified. Unless such resignation specifies otherwise, its acceptance by the corporation shall not be necessary to make it effective. A majority of the holders of the Series C Preferred Stock may declare vacant the office of any Series C Director who has been declared of unsound mind by an order of a court or convicted of a felony . Any or all of the Series C Directors may be removed with or without cause at any time without a meeting and without prior notice if such removal is approved by the affirmative vote or consent of two-thirds (2/3) of the then outstanding Series C Preferred Stock.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment on this 21st day of July 2020.

/s/ Robert T. Malasek

Robert T. Malasek,

Secretary